

January 27, 2011

Mr. Daniel P. Hansen
President and Chief Executive Officer
Summit Hotel Properties, Inc.
2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105

> **Re: Summit Hotel Properties, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed September 23, 2010**
> **File No. 333-168686**

Dear Mr. Hansen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Distribution Policy, page 50

1.   Please revise your disclosure throughout the document to refer to the correct pro rata initial annual distribution rate of $.50 per share.

2.   We note your disclosure that you expect to use existing cash, including proceeds from this offering and the concurrent private placement, or borrow funds to fund any shortfall in cash available for your initial annual distribution. Please specifically address how you intend to fund the shortfall, and disclose any other liquidity needs you intend to fund using existing cash. Please also address any material changes or anticipated material changes in the predecessor's cash from the September 30, 2010 balance sheet to present, including any potential payments of priority return distributions to holders of its Class A and A-1 membership interests. If you intend to disclose that you will use a credit facility to fund the shortfall, or any other liquidity need, you must have a signed commitment for that facility. Additionally, it is not appropriate to cite a planned future offering of your securities as a source to address the shortfall. Please provide similar disclosure within your discussion of liquidity and capital resources.

3.   Please revise your discussion of the material assumptions used in your calculation of cash available for distribution, at the top of page 52, to include an assumption that income and cash flows from operations for the twelve months ended September 30, 2011 will be substantially the same as income and cash flows from operations for the twelve months ended September 30, 2010, except for disclosed differences, as this appears to be the key assumption you are making.

4.   Please revise your calculation of cash available for distribution to include a provision for cash flows from investing activities that is at least as great as the historical average of capital expenditures on your 65 hotel properties, or your anticipated capital expenditures for the 12 months ended September 30, 2011, whichever is greater. To the extent you anticipate using proceeds from the offering, you may disclose that amount in a footnote to the table. To the extent you intend to use other sources of cash to pay for such expenditures, please show the full amount of such expenditures in the table, and an offsetting amount disclosing the other currently available source(s) of cash. As noted above, if you intend to disclose that you will use borrowings under your anticipated $100.0 million senior secured revolving credit facility, you must have a signed commitment for that facility, and it is not appropriate to cite a future offering of your securities as a source of funds.

5.   Please tell us why you did not include the balloon payment due on your debt maturing September 30, 2011 as a component of estimated cash used in financing activities.

Liquidity and Capital Resources, page 66

6.   We note your disclosure that through January 15, 2011, your predecessor has accrued and unpaid priority returns on class A and A-1 membership interests of $5 million, subject to the availability of cash, and that it may not have available cash to pay these returns. Please tell us whether any returns would be payable if the transaction were to be effective today, and revise your disclosure to address the likelihood that any payments may become due before the effective date of your formation transactions.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-1

7.   Please tell us how you determined it was appropriate to exclude the $6 million impairment related to land held for sale from your pro forma financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact me at (202) 551-3693 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or Sonia Gupta Barros at (202) 551-3655 with any other questions.

Sincerely,

Eric McPhee
Staff Accountant